LETTER LOAN AGREEMENT

January 8 , 2008

FIRST STREET HOSPITAL, L.P.
411 FIRST ST.
BELLAIRE, TEXAS 77401

Gentlemen:

Pursuant to our prior discussions, this Letter Loan Agreement will serve to set forth the terms of the financing agreement by and between FIRST STREET HOSPITAL, L.P., a Texas limited partnership (the "Borrower") and THE BANK OF RIVER OAKS (the "Lender"):

1,   Loans. Subject to the terms and conditions set forth in this Letter Loan Agreement (the "Loan Agreement") and the other agreements, instruments, and documents executed and delivered in connection herewith and pursuant hereto (collectively, together with this Loan Agreement, referred to hereinafter as the "Loan Documents"), Lender and Borrower hereby agree as follows:

(a)   Term Loan. Lender agrees to lend to Borrower, and Borrower agrees to borrow from Lender, an amount not to exceed $7,822,256.00 (the "Term Loan"). The Term Loan proceeds will be used by Borrower for debt consolidation.

(b)   Revolving Line of Credit Loan. Lender agrees to lend to Borrower, and Borrower may borrow from Lender, on a revolving basis, from time to time during the period commencing on the date hereof and continuing through and including a date one year from the note date (the "Termination Date"), such amounts as Borrower may request up to but not to exceed at any time outstanding, the amount of $750,000.00 (the "Revolving Line of Credit Loan"). The Revolving Line of Credit Loan proceeds will be used by Borrower solely for working capital. The Revolving Line of Credit Loan shall be due and payable in full on the Termination Date. Within the limits of this subparagraph, Borrower may borrow, repay, and reborrow hereunder in accordance with the terms of this Loan Agreement, Borrower shall give Lender not less than 2 business days' prior notice of each requested advance hereunder, specifying (9 the aggregate amount of such requested advance, and (ii) the requested date of such advance, with such advances to be requested in a form satisfactory to Lender.

The Revolving Line of Credit Loan, and Term Loan are sometimes referred to hereinafter collectively as the "Loans".

2.   Promissory Notes. The Loans shall be evidenced by one or more promissory notes (collectively called, together with any renewals, extensions and increases thereof, the "Notes"), duly executed by Borrower, in the original principal amounts of $7,822,256.00 and $750,000.00 and in form and substance acceptable to Lender. Interest on the Notes shall accrue at the rate set forth therein. The principal of and interest on the Notes shall be due and payable in accordance with the terms and conditions set forth in the Notes and in this Loan Agreement.

3.    Collateral. As collateral and security for the Loans, and any and all other indebtedness or obligations from time to time owing by Borrower to Lender, Borrower shall grant, or cause the owner thereof to grant, to Lender, its successors and assigns, a lien and security interest (which shall be a first and prior lien and security interest therein), in and to the following described property, together with any and all products and proceeds thereof (collectively, the "Collateral"):

FIRST STREET HOSPITAL, L.P.

(a)  Real Property. The real property more particularly described on Exhibit "A" attached hereto and incorporated herein by reference (the "Property"), together with an assignment of all rents and leases with respect to the Property.

(b)     Personal Pretty. All of Borrower's present and future accounts, inventory, equipment, fixtures, chattel paper, documents, instruments, and general intangibles.

4.   Guaranties. At closing, and as an inducement to Lender to execute and deliver this Loan Agreement and to make the Loans to Borrower, Borrower agrees to cause

Riva Linda Collins, M.D.	David L. Blumfield,	Kaare Kolstad, M.D.
4611 Locust	M.D. 5215 Pine St.	3229 Locke Lane
Bellaire, Texas 77401	Bellaire, Texas 77401	Houston, Texas 77019

Franklin Rose, M.D.	Michael Ciaravino, M.D.	Ellegy Etter, M.D.
803 Country Lane	5-1-sxeetiiver 37go IS;atto	9315 Silver Lake
Houston. Texas 77024	Houston, Texas 744610	Houston, Texas 77025

Anthony Rotondo	Mark Labbe, M.D.	Patrick McCulloch, M.D.
8611 N. Fitzgerald Way	3424 Sunset Blvd.	2203 Baldwin St...it-53-1k
Missouri City. Texas 77459	Houston, Texas 77005	Houston, Texas 77002

Richard Nixon, M.D.	Todd Siff, M.D.	Kevin Varner, M.D.
17106 Wlinderhill Dr.	869 Country Lane	5212 Aspen
Spring, Texas 773 79	Houston, Texas 77024	Bellaire, Texas 77401

David E. Tomaszek, M.D.	Jacob() Varon, M.D.	Abcle,ikatler-Fttstelris.C.LL.
7439 Teaswood Dr.	5835 Shady River	6-FarntrarrParlr
Conroe, Texas 77304	Houston, Texas 77057	HaIrstur71-14...
(Collectively , the "Guarantor") to execute and deliver their guaranties to Lender, in form and substance satisfactory to Lender (collectively, the "Guaranty Agreement").

5.    Origination Fee. Lender shall be entitled to an origination fee of 0.25% of the Term Loan to be paid at funding of the Term Loan.

6.    Term Loan Prepayment. The Term Loan will cam/ a prepayment penalty as set forth in the provisions of the Term Loan promissory note.

FIRST STREET HOSPITAL, L.P.

7.   Closing Documents. Prior to or contemporaneously with the closing of the Loans, Borrower shall deliver, or cause to be delivered, to Lender, in addition to this Agreement and the Notes, the following agreements, documents, and instruments, each in the form required by Lender:

(a)    Deed of Trust and Security Agreement covering the Property.

(b)    Security Agreement covering the Personal Property.

(c)            UCC- I Financing Statements.

(d)    Lock Box Agreement.

(e)    Resolutions of Borrower, authorizing Borrower to enter into the transactions contemplated under this Loan Agreement and the other Loan Documents.

(0     Guaranty Agreement from Guarantor.

(g)    Such other agreements, instruments, documents, and certificates as may be requested by Lender to evidence the Loans and to grant and perfect a lien and security interest in the Collateral.

8.   Representations and Warranties. Borrower and each Guarantor to the extent that the stated action or information relates to Guarantor, hereby represents and warrants as follows:

(a)   Existence. Borrower is duly organized, validly existing, and is in good standing under the laws of the state of its formation and all other states where it is doing business, and has all requisite power and authority to execute and deliver this Loan Agreement and the other Loan Documents.

(b)   Authorization. The execution, delivery, and performance of this Loan Agreement and all of the other Loan Documents have been duly authorized, and constitute legal, valid, and binding obligations, enforceable in accordance with their respective terms, except as limited by bankruptcy, in solvencyor sinniar  laws of general application relating to the enforcement of creditors' rights and except to the extent specific remedies may generally be limited by equitable principles.

(c)   Authority. The execution, delivery, and performance of this Loan Agreement and the other Loan Documents, and the consummation of the transactions contemplated hereby and thereby, do not conflict with, result in a violation of, or constitute a default under (i) any provision of Borrower's governing documents, any other agreement or instrument, or (ii) any law, governmental regulation, court decree, or order applicable to Borrower, or require the consent, approval, or authorization of any third party.

(d)   Financial Condition Each financial statement supplied to Lenders prepared in accordance with generally accepted accounting principles, consistently applied, in effect on the date such statements were prepared and truly discloses and fairly presents the financial condition as of the date of each such statement, and there has been no material adverse change in such financial condition or results of operations subsequent to the date of the most recent financial statement supplied to Lender.

FIRST STREET HOSPITAL, L.P.

(e)    Litigation. There are no actions, suits or proceedings pending or, to the knowledge of Borrower, threatened against or affecting Borrower or the properties of Borrower, before any court or governmental department, commission or board, which, if determined adversely to Borrower, (i) would subject Borrower to any liability not fully covered by insurance, or (ii) would have a material adverse effect on the financial condition, properties, or operations of Borrower, or its ability to perform its obligations under this Loan Agreement.

(f)        Tax Returns. Borrower and each Guarantor has filed all federal, state, and local tax reports and returns, if any, required by any law or regulation to be filed by it and has either duly paid all taxes, duties, and charges, if any, indicated due on the basis of such returns and reports, except those being contested in good faith by appropriate proceeding, or made adequate provision for the payment thereof, and the assessment of any material amount of additional taxes in excess of those paid and reported is not reasonably expected.

(g)    No Material Changes. There is no fact known that has not been disclosed to Lender in writing which may result in any material adverse change in Borrower's business, properties or operations. No certificate or statement herewith or heretofore delivered to Lender in connection herewith, or in connection with any transaction contemplated hereby, contains any untrue statement of a material fact or fails to state any material fact necessary to keep the statements contained therein from being misleading. Borrower is not in default and no event or circumstance has occurred which, except for the passage of time or the giving of notice, or both, would constitute a default under any loan or credit agreement, mortgage, deed of trust, security agreement or other agreement or instrument. Since the date of the last financial statements delivered to Lender, neither the business nor the assets or properties of Borrower have been materially and adversely affected as a result of any fire, explosion, earthquake, flood, drought, windstorm, accident, strike or other labor disturbance, embargo, requisition, or taking of property or cancellation of contracts, permits or concessions by any domestic or foreign government or any agency thereof or by acts of God.

(h)    Ownership of Assets. Borrower owns all of the assets reflected on its most recent balance sheet free and clear of all liens, security interests or other encumbrances, except as previously disclosed in writing to Lender.

Governmental Authority . Borrower, (i) is not in violation of any law, judgment, decree, order, ordinance, or governmental rule or regulation, or (ii) has not failed to obtain any license, permit, franchise or other governmental authorization necessary to the ownership of any assets or properties or the conduct of business.

Principal Office. The principal office of Borrower, as well as the place at which Borrower keeps its books and records, is the address set forth above.

FIRST STREET HOSPITAL, L.P.

9.   Representation in Request for Advance. Each request for an advance hereunder shall constitute, a representation and warranty by Borrower that, as of the date of such request, (a) all of the representations and warranties of Borrower contained in this Loan Agreement and the other Loan Documents are true and correct, and (b) no event has occurred and is continuing, or would result from the requested advance, which constitutes an Event of Default under any of the Loan Documents. All representations and warranties made by Borrower in this Loan Agreement shall survive delivery of the Loan Documents and the making of the Loans.

10.   Conditions Precedent to the Loans. Any obligation of Lender to make the Loans shall be subject to the complete and continuing satisfaction, on or before the date hereof, of the following conditions precedent:

(a)   Loan Documents. Borrower, each Guarantor and any other person or entity required to do so shall have executed and delivered to Lender the Loan Documents to which they are a party and any and all other documents reasonably required or requested by Lender to give effect to the transactions contemplated by this Loan Agreement, all in form and substance satisfactory to Lender and its counsel.

(b)   Real Estate. With regard to the Property, Lender shall receive the following (i) a current commitment for a Mortgagee's Title Insurance Policy issued for the benefit of Lender at Bon-owees expense, agreeing to insure Lender's lien as a first and prior lien and subject to no exceptions other than as agreed upon by Lender, in its sole discretion; (ii) an MAI appraisal satisfactory to Lender performed on an "As Is" basis; (iii) an acceptable survey prepared by a licensed surveyor or engineer; and (iv) an environmental site audit or assessment performed by an engineer or other environmental consultant acceptable to Lender.

(c)   Additional Agreements Lender shall have received such other agreements, instruments, documents, and certificates incidental and appropriate to the transaction provided for herein as Lender or its counsel may reasonably request.

11.   Conditions Precedent to Future Advances . Lender's obligation to make any advance under this Loan Agreement and the other Loan Documents shall be, in addition to the conditions precedent set forth in paragraph 10 hereof, subject to the additional conditions precedent that, as of the date of such advance and after giving effect thereto, (a) all representations and warranties made to Lender by Borrower in this Loan Agreement and the other Loan Documents shall be true and correct, as of and as if made on such date; (b) no material adverse change in Borrower's financial condition since the effective date of the most recent financial statements furnished to Lender by Borrower shall have occurred and be continuing; and (c) Lender has received a request for advance from Borrower, such request to be in a form acceptable to Lender, provided, Lender may advance under this Loan Agreement upon or at the verbal request of Don Knight, Anthony Rotondo, M.D., or Jacobo Varon, M.D. to be confirmed in writing.

12.   Affirmative Covenants. Until the Loans and all other obligations and liabilities of Borrower under this Loan Agreement and the other Loan Documents are fully paid and satisfied, Borrower and each Guarantor to the extent that the stated action or information relates to such Guarantor, agrees and covenants that it will, unless Lender shall otherwise consent in writing:

FIRST STREET HOSPITAL, L.P.

(a)   Books and Records. Borrower shall maintain its books and records in accordance with generally accepted accounting principles, applied on a consistent basis, and permit Lender to examine, audit, and make and take away copies or reproductions, at all reasonable times.

(b)   Payments of Obligations Borrower shall pay and discharge when due all of its indebtedness and obligations, including without limitation, all assessments, taxes, governmental charges, levies and liens, of every kind and nature, imposed upon Borrower or its properties, income, or profits, prior to the date on which penalties would attach, and all lawful claims that, if unpaid, might become a lien or charge upon any of Borrower's properties, income, or profits; provided, however, Borrower will not be required to pay and discharge any such assessment, tax charge, levy, lien or dahlias long as (i) the legality of the same shall be contested in good faith by appropriate judicial, administrative or other legal proceedings, and (ii) Borrower shall have established on its books adequate reserves with respect to such contested assessment, tax, charge, levy, lien or claim in accordance with generally accepted accounting principles, consistently applied.

(c)   Compliance with Laws. Borrower shall conduct its business in an orderly and efficient manner consistent with good business practices, and perform and comply with all statutes, rules, regulations and/or ordinances imposed by any governmental unit upon Borrower and its businesses and operations.

(d)   Insurance. Borrower shall maintain insurance, including but not limited to, hazard, fire, comprehensive property damage, flood, public liability, worker's compensation, business interruption, professional liability, and other insurance in such form and substance and with Lender listed as an additional insured, mortgagee and/or loss payee, as deemed appropriate by Lender. Upon request of Lender, Borrower will furnish or cause to be furnished to Lender from time to time a summary of the respective insurance coverage of Borrower in form and substance satisfactory to Lender and if requested will furnish Lender with copies of the applicable policies.

(e)   Right of Inspection. Borrower shall permit such persons as Lender may designate to visit its properties and installations and examine, make, and take away copies of its books and records, as Lender may reasonably desire, including annual field audits to be conducted at Borrower's expense as Lender deems necessary.

(0   Cure of Defect. Borrower shall promptly cure any defects in the execution and delivery of any of the other Loan Documents and all other instruments executed in connection with this transaction.

(g)   Additional Documentation Borrower shall execute and deliver, or cause to be executed and delivered, any and all other agreements, instruments, or documents which Lender may reasonably request in order to give effect to the transactions contemplated under this Loan Agreement and the other Loan Documents.

FIRST STREET HOSPITAL, L.P.

(h)   Legal Existence. Borrower shall do or cause to be done all things necessary to preserve and keep in full force and effect Borrower's partnership existence in good standing.

(i)    Maintenance of Assets. Borrower shall maintain all of its material assets, both real and personal, used in the conduct of its business, in good condition, repair, and working order, and supplied with all necessary equipment, and cause to be made all necessary repairs, renewals, replacements, and improvements thereof and thereto, so that the business carried on in connection therewith may be properly and advantageously conducted at all times.

(j)    Notice of Matters. Borrower shall promptly inform Lender of (i) any and all material adverse changes in its financial condition, (ii) all claims which could maters all affect its financial condition, (iii) after the commencement thereof, notify Lender of all actions, suits, and proceedings before any court or any governmental department, commission, or board, and (iv) of the creation, occurrence, or assumption of any actual or contingent liabilities not permitted under this Loan Agreement.

(k)   Primary Depository Relationship Borrower shall establish and maintain its primary operating and related account(s) with Lender.

Automatic Debit. Borrower shall maintain an account with Lender for the automatic debit of payments on the Term Loan.

(m)  Lock Box. Borrower shall maintain an account with Lender for the deposit of all payments on accounts. All invoices related to Borrower's accounts shall set forth the Lock Box account as the sole address for payment. Lender shall have exclusive and unrestricted access to the Lock Box pursuant to the Lock Box Agreement.

(n)   Right to Additional Information. Borrower shall furnish Lender with such additional information and statements, lists of assets and liabilities, tax returns, and other reports with respect to its financial condition and business operations as Lender may request from time to time.

13.   Financial Covenants. Until the Loans and all obligations and liabilities of Borrower under this Loan Agreement and the other Loan Documents are fully paid and satisfied, Borrower agrees and covenants that it will maintain the following financial covenants unless Lender shall otherwise consent in writing:

(a)   Debt Service Coverage Ratio. Borrower will maintain, as of the last day of each fiscal year beginning with the end of the first (1st) fiscal year after the date of this Agreement, a ratio of (a) net income after taxes plus (i) depreciation, (ii) amortization and (iii) other non-cash expenses for the 12 month period ending with such fiscal year to (b) current maturities of long-term debt (principal and interest) for such 12 month period, of not less than 1.25 to 1.0 and supply Lender with a calculation, in form acceptable to Lender, of the Debt Service Coverage Ratio signed by its chief operating officer or equivalent ranking officer.

FIRST STREET HOSPITAL, L.P.

(b)   Maintenance of Books and Records. Borrower shall keep records and books of account (including, but not limited to, such records as are necessary to determine compliance with the Loan Agreement) in accordance with generally accepted accounting principles consistently applied and reflecting all transactions of the Borrower.

Unless otherwise specified, all accounting and financial terms and covenants set forth above are to be determined according to generally accepted accounting principles, consistently applied.

14.   Negative Covenants. Until the Loans and all other obligations and liabilities of Borrower under this Loan Agreement and the other Loan Documents are fully paid and satisfied, Borrower will not, without the prior written consent of Lender:

(a)   Nature of Business; Change of Management or Operation. Borrower shall not make any material change in the nature of the business as carried on as of the date hereof, including, but not limited to, any material change in the management or operation of its business and no material changes to its existing partnership agreement without the prior written consent of Lender.

(b)   Liquidations; Mergers; Consolidations. Borrower shall not liquidate, merge, or consolidate with or into any other entity.

(c)   Sale of Assets. Borrower shall not sell, transfer, or otherwise dispose of any of its assets or properties, other than in the ordinary course of business.

(d)  Transfer of Ownership. Borrower shall not. permit the sale or other transfer of a controlling ownership interest in Borrower.

(e)   No Additional Debt. Borrower will not incur any additional indebtedness other than in the ordinary course of business or guaranty the indebtedness of any third party without Lender's prior written consent.

No Owner Distributions. In the event of a default under any of the loan documents, Borrower will not, without Lender's written consent pay any dividends, fees or financial distributions of any kind to any owner, shareholder, partner or investor during the term of the Loan.

(g)   No Liens. Borrower will not permit any additional liens other than in favor of Lender against its assets nor will it pledge any of its assets to any other creditor without Lender's prior written consent.

(h)   No Change in Partnership. Borrower will not cause or permit any material change to its limited partnership structure or agreement without Lender's prior written consent.

FIRST STREET HOSPITAL, L.P.

(i)    No Capital Expenditures. Borrower will not make cumulative capital expenditures in excess of $100,000.00 in any twelve month period without Lender's prior written consent.

(j)    Government Regulation. Borrower shall not (i) be or become subject at any time to any law, regulation, or list of any government agency including, without limitation, (the U.S. Office of Foreign Asset Control list) that prohibits or limits Lender from making any advance or extension of credit to Borrower or from otherwise conducting business with Borrower, or (ii) fail to provide documentary and other evidence of Borrower's identity as may be requested by Lender at any time to enable Lender to verify Borrower's identity or to comply with any applicable law or regulation, including, without limitation, Section 326 of the USA Patriot Act of 2001, 31 U.S.C. Section 5318.

15.   Reporting Requirements. Until the Loans and all other obligations and liabilities of Borrower under this Loan Agreement and the other Loan Documents are fully paid and satisfied, Borrower and each Guarantor to the extent that the stated action or information relates to such Guarantor, will, unless Lender shall otherwise consent in writing, furnish to Lender:

(a)   Events of Default. As soon as possible and in any event within 5 days after the occurrence of each Event of Default (as defined herein) or each event which, with the giving of notice or lapse of time, or both, would constitute an Event of Default, together with the statement of the President and/or Chief Financial Officer of the general partner of Borrower setting forth the details of such Event of Default or event and the action which Borrower proposes to take with respect thereto.

(b)           Borrower's Monthly. Within thirty (30) days of the last day o f each operating month, the Borrower shall provide financial reports for the Borrower and Collateral including, but not limited to, balance sheets, income statements, accounts receivable aging, and accounts payable aging acceptable to Lender.

(c)   Borrower's Annual. The Borrower shall submit, within 90 days of the last day of each fiscal year, Borrower's audited financial statements prepared by a certified public accountant acceptable to Lender.

(d)   Guarantor's Information. Each Guarantor shall submit a current financial statement for the previous calendar year within sixty (60) days of the last day of each fiscal year, which financial statement shall contain such information as reasonably requested by Lender, including, but not limited to, balance sheet, income statement and schedule of contingent liabilities.

(e)   Tax Returns. As soon as available and in any event within 30 days of the filing thereof; a copy of the tax return filed by Borrower and each Guarantor with the Internal Revenue Service and in the event of an extension, verification of the extension filing.

(0   Governmental Action. Promptly after the commencement thereof, and upon request for each Guarantor, notice of all actions, suits, and proceedings before any court orany governmental department, commission, or board affecting Borrower or any of its properties.

FIRST STREET HOSPITAL, L.P.

(g)   Evidence of Payment of Obligations. Upon demand of Lender, evidence of payment of all assessments, taxes, charges, levies, liens, and claims against Borrower's properties.

(h)   Right to Additional Information. Borrower and each Guarantor shall furnish Lender with such additional information and statements, lists of assets and liabilities, tax returns, and other reports with respect to its financial condition and business operations as Lender may reasonably request from time to time.

All references to a preceding period shall mean the period ending as of the end of the month, quarter, or fiscal year for which the applicable report is delivered. All references to a period immediately following shall mean the period beginning on the first day of the month, quarter or fiscal year following the end of the period for which the applicable report is delivered. All financial reports furnished to Lender pursuant to this Loan Agreement shall be prepared in such form and such detail as shall be satisfactory to Lender, shall be prepared on the same basis as those prepared in prior years, and shall be duly certified by the reporting party as being true and correct in all material aspects.

16.   Events of Default. Bach of the following shall constitute an Event of Default" under this Loan Agreement:

(a)   Any default in the payment when due of any part of the principal of, or interest on, the Notes or any other indebtedness or obligation from time to time owing by Borrower to Lender.

(b)   The failure to maintain the insurance coverage as required by the Loan Documents.

(c)   Any default, breach or failure in the performance of any term, condition, warranty, agreement, or covenant of this Loan Agreement or any of the other Loan Documents.

(d)   Any representation or warranty set forth in this Loan Agreement or in any of the other Loan Documents is proven to have been false or untrue in any material respect when made.

(e)   Any event which results in or permits the acceleration of the maturity of any indebtedness of Borrower to others under any agreement or undertaking.

(0        Borrower suspends the transaction of its business for any period of time.

FIRST STREET HOSPITAL, L.P.

(g)           If Borrower or any Obligated Party (as defined below): ( i) becomes insolvent, or makes a transfer in fraud of creditors, or makes an assignment for the benefit of creditors, or admits in writing its inability to pay its debts as they become due; (ii) generally is not paying its debts as such debts become due; (iii)has a receiver, trustee, or custodian appointed for, or take possession of, all or substantially all of the assets of such party, either in a proceeding brought by such party or in a proceeding brought against such party and such appointment is not discharged or such possession is not terminated within 60 days after the effective date thereof or such party consents to or acquiesces in such appointment or possession; (iv) files a petition for relief under the United States Bankruptcy Code or any other present or future federal or state insolvency, bankruptcy, or similar laws all of the foregoing (hereinafter collectively called "Applicable Bankruptcy Law") or an involuntary petition for relief is filed against such party under any Applicable Bankruptcy Law and such involuntary petition is not dismissed within 60 days after the filing thereof, or an order for relief naming such party is entered under any Applicable Bankruptcy Law, or any composition, rearrangement, extension, reorganization, or other relief of debtors now or hereafter existing is requested or consented to by such party; (v) fails to have discharged within a period of 30 days any attachment, sequestration, or similar writ levied upon any property of such party; or (vi) fails to pay within 30 days any final money judgment against such party. The term " Obligated Party" as used herein, shall mean any party other than Borrower who secures, guaranties, and/or is otherwise obligated on all or any portion of the indebtedness evidenced by the Notes.

(h)           The liquidation, dissolution, merger, or consolidation of Borrower.

(i)            Any material adverse change in the financial condition or results of operation of Borrower or any Guarantor since the effective date of any financial statement previously furnished to Lender by Borrower or such Guarantor has occurred and is continuing.

Any default, breach, or failure in performance of any term, condition, warranty, agreement, or covenant of Borrower under the terms of any of its indebtedness to Lender.

Notwithstanding anything hi the Loan Documents to the contrary, upon the occurrence of an Event of Default as defined by subparagraphs (a) or (b) above, Lender shall give Borrower notice of same and if such Event of Default is not cured within 10 days after the date such notice is given by Lender, Lender may exercise any of the remedies provided in the Event of Default. Notwithstanding anything in the Loan Documents to the contrary, upon the occurrence of an Event of Default other than as specified in subparagraphs (a) or (b) above, Lender shall give Borrower notice of same, and if such Event of Default is not cured within 30 days after the date such notice is given by Lender, Lender may exercise any of the remedies provided in the Event of Default; provided, however, if such Event of Default m ay not be cured within such 30 day period and Borrower is taking all reasonable actions in regard to curing same, Borrower shall be allowed a reasonable time to perform or take such actions required to cure the Event of -Default, and Lender shall be advised of the status of all actions being taken by Borrower. NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, CONCURRENTLY AND A UTOMAT1CA LLY WITH THE OCCURRENCE OF AN EVENT OF DEFAULT, FURTHER ADVANCES ON THE LOANS SHALL CEASE UNTIL SUCH EVENT OF DEFAULT IS CURED.

FIRST STREET HOSPITAL, L.P.

17.       Remedies. Upon the occurrence of any one or more of the foregoing Events of Default, and the expiration of any applicable right to cure period, the entire unpaid balance of principal of the Notes, together with all accrued but unpaid interest thereon, and all other indebtedness then owing by Borrower to Lender, shall, at the option of Lender, become immediately due and payable without further presentation, demand for payment, notice of intent to accelerate, notice of acceleration or dishonor, protest or notice of protest of any kind, all of which are expressly waived by Borrower. All rights and remedies of Lender set forth in this Loan Agreement and in any of the other Loan Documents may also be exercised by Lender at its option to be exercised in its sole discretion, upon the occurrence of an Event of Default, and the expiration of any applicable right to cure period.

18.      Rights Cumulative. All rights of Lender under the terms of this Loan Agreement shall be cumulative of, and in addition to, the rights of Lender under any and all other agreements between Borrower and Lender including, (but not limited to, the other Loan Documents), and not in substitution or diminution of any rights now or hereafter held by Lender under the terms of any other agreement.

19.      Waiver and Agreement. Neither the failure nor any delay on the part of Lender to exercise any right, power or privilege herein or under any of the other Loan Documents shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege. No waiver of any provision in this Loan Agreement or in any of the other Loan Documents and no departure by Borrower there from shall be effective unless the same shall be in writing and signed by Lender, and then shall be effective only in the specific instance and for the purpose for which given and to the extent specified in such writing. No modification or amendment to this Loan Agreement or to any of the other Loan Documents shall be valid or effective unless the same is signed by the party against whom it is sought to be enforced.

20.      Maximum Interest Rate. Regardless of any provision contained in this Loan Agreement, any of the other Loan Documents, or any other document or instrument executed pursuant hereto or thereto, Lender shall never be entitled to receive, collect, charge or apply, as interest on the Loans contemplated hereunder, any amount in excess of the highest lawful rate, and, in the event Lender ever receives, collects, charges or applies as interest, any such excess, such amount which would be excessive interest shall be deemed a partial prepayment of principal and treated hereunder as such; and, i idle principal debt of the Loans is paid in full, any remaining excess shall forthwith be paid to Borrower. In determining whether or not the interest paid or payable under any specific contingency exceeds the highest lawful rate, Borrower and Lender shall, to the maximum extent permitted under applicable law, (i) characterize any 11 on- principal payment as an expense, fee, or premium rather than as interest, (ii) exclude voluntary prepayments and the effects thereof, and (iii) amortize, prorate, allocate, and spread, in equal pails, the total amount of interest throughout the entire contemplated term of the Loans so that the interest rate is uniform throughout the entire term of the Loans; provided, that if the Loans are paid and performed in full prior to the end of the full contemplated term thereof, and if the interest received for the actual period of existence thereof exceeds the highest lawful rate, Lender shall refund to Borrower or credit against the principal debt of the Loans the amount of such excess and, in such event, Lender shall not be subject to any penalties provided by any laws for contracting for, charging, taking, reserving, or receiving interest in excess of the highest lawful rate.

FIRST STREET HOSPITAL, L.P.

21.          Chapter 346. Borrower and Lender hereby agree that Chapter 346 of the Texas Finance Code (regulating certain revolving credit loans and revolving tri-party accounts) shall not apply to the Loan Documents.

22.          Notices. Except as otherwise provided herein, all notices, demands, requests, and other communications required or permitted hereunder shall be given in writing and sent by (i) personal delivery, or (ii) expedited delivery service with proof of delivery, or (iii) United States mail, postage prepaid, registered or certified mail, return receipt requested, or (iv) facsimile provided that such facsimile is confirmed by expedited delivery service or by United States mail in the manner previously described), addressed to the addressee at such party's address contained in the Loan Documents, or to such other address as either party shall have designated by written notice, sent in accordance with this paragraph at least 30 days prior to the date of the giving of such notice. Any such notice or communication shall be deemed to have been given and received either at the time of personal delivery, or in the case of mail, as of 3 days after deposit in an official depository of the United States mail, or in the case of del i very service or facsimile, upon receipt. To the extent actual receipt is required, rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was received shall be deemed to be receipt of the notice, demand, request or other communication sent.

23.          Construction. This Loan Agreement and the other Loan Documents have been executed and delivered in the State of Texas, shall be governed by and construed in accordance with the laws of the State of Texas, and shall be performable by the parties hereto in Harris County, Texas.

24,           Choke of Forum; Consent to Service of Process and Jurisdiction. Any suit, action or proceeding against Borrower with respect to this Loan Agreement, the Notes or any judgment entered by any court in respect thereof, may be brought in the courts of the State of Texas, County of Harris, or in the United States courts located in the State of Texas as Lender in its sole discretion may elect and Borrower hereby submits to the non-exclusive jurisdiction of such courts for the purpose of any such suit, action or proceeding. Borrower hereby irrevocably waives any objections which it may now or hereafter have to the laying of venue of an suit, action or proceeding arising out of or relating to this Loan Agreement or the Note brought in the courts located in the State of Texas, County of Han-is, and hereby further irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in any inconvenient forum.

25.           invalid Provisions. If any provision of this Loan Agreement or any of the other Loan Documents is held to be illegal, invalid or unenforceable under present or future laws, such provision shall be fully severable and the remaining provisions of this Loan Agreement or any of the other Loan Documents shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance. Furthermore, in lieu of each such illegal, invalid or unenforceable provision, there shall be added as part of such Loan Documents a provision mutually agreeable to Borrower and Lender as similar in terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable. In the event Borrower and Lender are unable to agree upon a provision to be added to the Loan Documents within a period of 10 business days after a provision of the Loan Documents is held to be illegal, invalid or unenforceable, then a provision acceptable to Lender as similar in terms to the illegal, invalid and unenforceable provision as is reasonably possible and be legal, valid and enforceable shall be added automatically to such Loan Documents. In either case, the effective date of the added provision shall be the date upon which the prior provision was held to be illegal, invalid or unenforceable.

FIRST STREET HOSPITAL, L.P.

26.           Expenses. Borrower shall pay all costs and expenses (including, without limitation, the reasonable attorneys' fees of Lender's legal counsel) in connection with (i) the preparation of this Loan Agreement and the other Loan Documents, and any and all extensions, renewals, amendments, supplements, extensions or modifications thereof, (ii) any action required in the course of administration of the Loans, and (iii) any action in the enforcement of Lender's rights upon the occurrence of Event of Default.

27.          Binding Effect. This Loan Agreement shall be binding upon and inure to the benefit of  Borrower, Lender and their respective heirs, successors, assigns and legal representatives; provided however, that Borrower may not, without the prior written consent of Lender, assign any rights, powers, duties or obligations there under.

28.          Offset. Upon an Event of Default which remains uncured after notice and the opportunity to cure, as provided above, Borrower grants to Lender the right of offset, to secure repayment of the Notes, upon any and all moneys, securities, or other property of Borrower and the proceeds there from, now or hereafter held or received by or in transit to Lender or any of its agents, from or for the account of Borrower whether for safe keeping, custody, pledge, transmission, collection, or otherwise, and also upon any and all deposits (general or special) and credits of Borrower, and any and all claims of Borrower against Lender (or any of them) at any time existing.

29.          Headings. Section headings are for convenience of reference only and shall in no way affect the interpretation of this Loan Agreement.

30.          Survival, All representations and warranties made by Borrower in this Loan Agreement shall survive delivery of the Notes and the making of the Loans.

31.           No Third Party Beneficiary. The parties do not intend the benefits of this Loan Agreement to inure to any third party, nor shall this Loan Agreement be construed to make or render Lender liable to any material man, supplier, contractor, subcontractor, purchaser or lessee of any property owned by Borrower, or for debts or claims accruing to any such persons against Borrower. Notwithstanding anything contain ed herein or in the Notes, or in any other Loan Documents, or any conduct or course of conduct by any or all of the parties hereto, before or after signing this Loan Agreement or any of the other Loan Documents, neither this Loan Agreement nor any other Loan Documents shall be construed as creating any right, claim or cause of action against Lender, or any of its officers, directors, agents or employees, in favor of any material man, supplier, contractor, subcontractor, purchaser or lessee of any property owned by Borrower, nor to any other person or entity other than Borrower.

FIRST STREET HOSPITAL, L.P.

32.           Counterparts. This Loan Agreement may be separately executed in any number of counterparts, each of which shall be an original, but all of which, taken together, shall be deemed to constitute one and the same agreement.

33.          Waiver of Special Damages. BORROWER WAIVES, TO THE MAXIMUM EXTENT NOT PROHIBITED BY LAW, ANY RIGHT BORROWER MAY HAVE TO CLAIM OR RECOVER FROM LENDER IN ANY LEGAL ACTION OR PROCEEDING ANY SPECIAL, EXEMPLARY, PUNITIVE, OR CONSEQUENTIAL DAMAGES.

34,          Jury Waiver. BORROWER AND LENDER HEREBY VOLUNTARILY, KNOWINGLY, I RREVOCABLY AND UNCONDITIONALLY WAIVE ANY RIGHT TO HAVE A JURY PARTICIPATE IN RESOLVING ANY DISPUTE (WHETHER BASED UPON CONTRACT, TORT OR OTH ERWISE) B ETWEEN OR AMONG BORROWER AND LENDER ARISING OUT OF OR IN ANY WAY R ELATED TO THIS LOAN AGREEMENT, ANY OT HER LOAN DOCUMENTS OR ANY RELATIONSHIP BETWEEN OR AMONG THEM. THIS PROVISION IS A MATERIAL INDUCEMENT TO LENDER TO PROVIDE THE FINANCING DESCRIBED HEREIN OR IN THE OTHER LOAN DOCUMENTS.

35.          Imaged Documents. Borrower and all sureties, endorsers, guarantors, and any other party now or hereafter liable for the .payment of the Loan, in whole or in part, (1) understand and agree that Lender's document retention policy may involve the imaging of executed Loan Documents, which includes but is not limited to any note, guaranty, deed of trust, security agreement, assignment, financing statement and any other document which evidences any indebtedness owed by Borrower to Lender and/or secures such indebtedness, and the destruction of the paper original, including the original note, and (ii) waive any rights and/or defenses that it may have to the use of such imaged copies of Loan Documents in the enforcement of any of Lender's rights in a court of law or otherwise and/or as to any claim that such imaged copies of the Loan Documents are not originals.

36.          Arbitration. Borrower, Lender and Guarantor agree that all disputes, claims and controversies between them whether individual, joint, or class in nature, arising from this document or otherwise, including without limitation contract and tort disputes, shall be arbitrated pursuant to the Rules of the American Arbitration Association in effect at the time the claim is filed, upon request of either party. No act to take or dispose of any Collateral or Property (as defined herein or in any Related Document) securing this document shall constitute a waiver of this arbitration agreement or be prohibited by this arbitration agreement. This includes, without limitation, obtaining injunctive relief, including but not limited to, a temporary restraining order, temporary injunction or prejudgment writs of garnishment, attachment or sequestration, or a receiver from a court of competent jurisdiction, or invoking a power of sale under any deed of trust or mortgage; or exercising any rights relating to personal property, including taking or disposing of such property with or without judicial process pursuant to applicable law. Any disputes, claims, or controversies concerning the lawfulness or reasonableness of any act, or exercise of any right, concerning any Collateral or Property securing this document, including any claim to rescind, reform, or otherwise modify any agreement relating to the Collateral or Property securing this document, shall also be arbitrated, provided however that no arbitrator shall have the right or the power to enjoin or restrain any act of any party such authority being reserved to a court of competent jurisdiction. Judgment

Address: 2929 KIRBY HOUSTON, TEXAS 77098	THE BANK OF RIVER OAKS

	By:	/s/ Lloyd C Bilton
	Name:	LLOYD C BILTON
	Title:	SR. Vice-President

BORROWER:

Address:	First Street Hospital, L.P.
411 First Street
Bellaire, Texas 77401
	By:	First Surgical Partners, L.L.C., a Texas limited
liability company, its general partner

		By:	/s/Tony Rotondo
Tony Rotondo, Member

		By:	/s/Jacobo Varon
Jacobo Varon, M.D. Member

ACCEPTED this 8 day of January, 2008

List of Attachments

Exhibit "A" Property

GF No. 07-40104499

EXHIBIT "A"

TRACT 1:

0,4821 acre tract of land in Block Three (3) of the TOWN OF BELLAIRE, according to the map or plat thereof recorded in Volume 3, Page 59 of the Map Records of Harris County, Texas, and also including the adjoining North 1/2 of a ten foot wide alley described in Quitclaim Deed recorded under Harris County Clerk's File No. S228250; said 0.4821 acre tract being more fully described by metes and bounds on Exhibit "A-1" attached hereto.

TRACT 2:

Rights regarding an overhead walkway or pedestrian bridge above that certain 2,380 square feet portion of Chestnut Street, Bellaire, Harris County, Texas, described in Exhibit "A-1" and as described in that Consent to Encroachment executed by the City of Bellaire to Jacob° Varon, Trustee, and First Street Holdings, Ltd., recorded under Harris County Clerk's File No. Y820021.

EXHIBIT "A-1"
Tract 1

' FIELD NOTES

0.4821 Acre .tor 21,000 square feet) out of Block 3 of the Townsite of Bellaire, in the City of Bellaire, Harris County, Texas, according to the plat of said townsite recorded in Volume 3, Page 59, Harris County Map Recorded, and being all of Lots 1, 2 ad 3 of said Block and the north half of the adjacent 10 foot Alley described in Quit Claim Deed from the City of Bellaire recorded under Harris County Clerk's File No. S 228250, said 0.4821 acre of land being more particularly described as follows:

BEGINING at a 5/8" iron rod set for corner at the northeast corner of said Lot 1 on the south right-of-way line of Chestnut Street at its intersection with the west right-of-way line of First Street, both 60 feet wide, and located 0.80 foot south of a found .5/8" iron rod with cap;

THENCE South in part with the east line of said Lot 1 and with said west right-of-way line, at i35.00..feet pass the southeast darner of said Lot, and continuing a total of 140.00 feet to a 5/8" iron rod set for corner on the centerline of said alley;

THENCE West with the centerline of said alley 150.00 feet to a 5/8" iron rod set for corner;

THENCE North, at 5.00 feet pass the southwest corner of Lot 3 and the southeast corner of Lot 4, and continue a total distance of 140.00 feet to a 5/8" iron rod set for corner at the northwest corner of Lot 3 and the northeast corner of Lot 4 on the south right-of-way line of Chestnut Street, and from which a found 6/8" iron rod with cap bears North 0.18 foot and West 0.18 foot;

THENCE. East with the north line of Lots 3, 2 and 1and with said south right-of-way line 150.0 feet to the PLACE OF BEGINNING.

/S/Chalmers R. Miller
Chalmers R. Miller,
Registered Professional
Land Surveyor No. 4222.

NOTE: THIS COMPANY DOES NOT REPRESENT THAT THE ABOVE ACREAGE
AND OR SQUARE FOOTAGE CALCULATIONS ARE CORRECT.

EXHIBIT "A-1"
Tract 2
FIELD_NOTES

2380 Square Feet of land, being a strip of land 39.67 feet wide across the sixty foot wide right-of-way of Chestnut Street between Nook 2 and Kook 3 of the Townsite of Bellaire, plat of which is recorded in Volume 3, Page 59, Harris County Map Records, being in the City of Bellaire in Harris County, Texas, said strip of Land being more particularly described as follows;

Beginning at a point on the north-right-of-way line of Chestnut Street and the south line of said Block 2 from which the southeast corner of Block 2 at the intersection of said north right-of-way line with the west right-or-way line of Firet SMrset beams Soot 10.00 feet;

THEWS Oauth across, Chestnut Street 60.00 feet to a point for corner on the south right-of-way line of Chestnut Street and the north line of paid Block 3, from which the northeast corner of Block 3 at the intersection of said right-of-way line with said went right-of-way line of First Street bears East 10.00 feet; -

THENCE West with said south right-of-way line 39.67 feet to a point for earner;

THENCE North across Chestnut Street 60.00 feet to a point for earner on said north right-or-way line and the south line of Block 2;

THNCE East with said line 39.67 feet to the PLACE OF BEGINNING.

/s/ Chalmers R. Miller
Chalmers R. Miller
Registered professional
Land Surveyor No. 422.

NOTE: THIS COMPANY DOES NOT REPRESENT THAT THE ABOVE ACREAGE
AND OR SQUARE FOOTAGE CALCULATIONS ARE CORRECT.